Exhibit 1

TAT Technologies Announces Certain Amendments to the Proxy Statement for its
Annual and Special General Shareholders’ Meeting Scheduled for November 8, 2022

GEDERA, Israel, November 1, 2022 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that it has amended its proxy statement originally filed on October 3, 2022 and the related appendixes (the “Proxy Statement” and "Proxy Card"), as follows:

1)	Certain amendments to the Proxy statement, under Item 4 - “Renewing the Company's Compensation Policy for an additional three (3) years”, to the Proxy Statement as detailed hereunder:

a)	Item 4 headline was revised as follows (with the changes marked below):

‘APPROVAL OF THE AMENDED COMPENSATION POLICY OF THE COMPANY

b)	Item 4 proposed resolution was revised as follows (with the changes marked below):

“RESOLVED, TO REAPPROVE THE UPDATED COMPENSATION POLICY AS SET FORTH IN APPENDIX D ATTACHED HERETO."

For removal of doubt, no additional changes were made to our proposed updated compensation policy for Office Holders which was originally attached as Appendix D to the Proxy Statement and our Compensation Policy shall remain effective until July 2, 2023.

2)	The amendments mentioned above shall apply also to our Proxy Card.

3)	Except as described above, no other changes have been made to the matters on the agenda of the Meeting.

Please note that the date and time of the Meeting have not changed, and that you may use the form of Proxy Card and written ballot previously provided with respect to the Meeting.
The Company shall deem the votes submitted in connection with the Meeting as incorporating the items amended herewith.

If you have already submitted your proxy card or written ballot and wish to revise your vote in view of this announcement, please act in accordance with the instructions set forth under the title "Revocability of Proxies/Written Ballots" in the original Proxy Statement for the Meeting.

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TAT’s executive offices are located in the Gibori Israel 7, Netanya 4250407 Israe and TAT’s telephone number.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com
Contact:
Ehud Ben Yair
CFO
Tel: +972-88628500
Ehudb@tat-technologies.com

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SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben Yair Ehud Ben Yair Chief Financial Officer

Date: November 1, 2022